KEPLER GROUP LIMITED

Suite 3902-03, 39/F

Tower 6, The Gateway

Harbour City, Tsim Sha Tsui

Hong Kong

Via Edgar

December 5, 2025

Division of Corporation Finance

Office of Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Kepler Group Limited (the “Company”)

Amendment No. 1 to Registration Statement on Form F-1

Filed October 8, 2025

File No. 333-290005

Dear SEC Officers:

We hereby provide a response to the comment issued in a letter dated December 3, 2025 (the “Staff’s Letter”) regarding the Company’s Amendment No. 1 to Registration Statement on Form F-1 (the “Form F-1”). Contemporaneously, we are filing the revised Form F-1 via Edgar (the “Amended F-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended F-1, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraph sets forth below responds to the Staff’s comment and corresponds to the numbered paragraph in the Staff’s Letter.

Amendment No. 1 to Registration Statement on Form F-1

Exhibits

1.	Several of your exhibits were submitted as images and therefore are not text searchable, including Exhibits 3.1, 3.2, 8.1, 10.1-10.3 and 10.6. File an amendment to include revised versions of the exhibits filed in a format that permits the contents to be text searchable.

Response: We respectfully advise the Staff that we have revised Exhibits 3.1, 3.2, 8.1, 10.1-10.3 and 10.6 to provide text searchable versions.

Please reach Lawrence Venick, the Company’s outside counsel at +852.5600.0188 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Kwok Yu Hin
Kepler Group Limited
Chief Executive Officer
Encl.